Exhibit 99.1

China Sunergy Announces First Quarter 2013 Financial Results

Company Grew Revenue by 13.4% Sequentially

Increased Total Shipment by 30.7% Sequentially

NANJING, China, July 1, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the first quarter ended March 31, 2013.

Mr. Stephen Cai, CEO of China Sunergy, commented, “We are pleased that despite the industry’s persistent oversupply, the Company was able to grow revenue and returned to positive gross margin in the first quarter. We continued our geographic diversification, and took further steps to reduce operating expenses. As we focus on profitability for the remainder of 2013, we remain optimistic in the solar industry and confident in our Company’s future.”

First Quarter 2013 Financial Highlights

•	Total revenue was US$61.7 million, an increase of 13.4% from US$54.4 million in the fourth quarter of 2012.

•	Shipments totaled 102.5MW, an increase of 30.7% (24.1MW) from 78.4MW in the fourth quarter of 2012. Module shipments were 98.3MW, or 95.9% of total shipments.

•	Average selling price (“ASP”) for the Company’s solar modules was US$0.59 per watt, a 7.8% decrease from that of the fourth quarter of 2012.

•	Conversion costs for cells increased 6.7% sequentially to US$0.16 per watt, from US$0.15 in the fourth quarter of 2012, due to the slightly decreased production volume in the quarter. Conversion cost for modules was US$0.20 per watt, remaining flat quarter-over-quarter.

•	Gross profit was US$0.3 million, and gross margin was 0.4%, compared with gross losses of US$2.0 million and gross margin of negative 3.7% in the fourth quarter of 2012. Non-GAAP[1] gross profit was approximately US$0.6 million, and Non-GAAP gross margin was 1.0%.

•	Net loss attributable to ordinary shareholders improved to US$22.9million, from US$70.5 million a quarter ago. Non-GAAP net loss attributable to ordinary shareholders was US$22.3million.

•	Net loss attributable to ordinary shareholders per ADS improved to US$1.71, compared to net loss per ADS of US$5.27 in the fourth quarter of 2012. Non-GAAP net loss attributable to ordinary shareholders per ADS was US$1.67.

•	Operating cash outflow was US$41.7million, compared to cash outflow of US$41.1 million in the fourth quarter of 2012.

•	Cash, cash equivalents and restricted cash totaled US$305.5 million, as of March 31, 2013.

1. China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

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First Quarter 2013 Financial Review

Total Revenue and Shipments

For the first quarter of 2013, total revenue was US$61.7 million, an increase of 13.4% from the fourth quarter of 2012, primarily due to higher shipments and partially offset by the lower ASP.

Total shipments for the first quarter of 2013 were 102.5MW. France became the largest market for the Company, accounting for 25.6% of total revenue in the first quarter of 2013. Germany was the second largest market in the first quarter, contributing 16.7% of total revenue, followed by India and Japan, contributing 14.5% and 12.5% of total revenue, respectively.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$0.3 million, and gross margin turned positive to 0.4%, compared to gross margin of negative 3.7% for the fourth quarter of 2012. Excluding the inventory provision of US$0.3 million, Non-GAAP gross profit was US$0.6 million, and Non-GAAP gross margin was 1.0% in the first quarter of 2013.

ASP

Module ASP for the first quarter was US$0.59 per watt, which was five cents or 7.8% lower than that of the last quarter. The lowered ASP was primarily caused by an imbalance of supply and demand.

Costs

Blended wafer costs in the first quarter of 2013 were US$0.22 per watt, which was one cent or 4.3% lower than those of the last quarter. Conversion costs of cells and modules manufactured in the first quarter of 2013 were US$0.16 and US$0.20 per watt, respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

Operating expenses decreased to US$15.2 million in the first quarter of 2013, from US$40.3 million in the fourth quarter of 2012. The decrease in operating expenses was mainly attributable to the decreased bad debt provision, from US$26.1 million in the fourth quarter of 2012, to US$0.2 million in the first quarter of 2013.

Loss from operations decreased to US$15.0 million in the first quarter of 2013, compared to US$42.4 million in the fourth quarter of 2012. The Non-GAAP loss from operations was US$14.5 million in the first quarter of 2013 and US$15.0 million a quarter ago.

Correspondingly, net loss attributable to ordinary shareholders was US$22.9million and Non-GAAP net loss attributable to ordinary shareholders was US$22.3 million for the first quarter of 2013.

Inventory

Inventories at the end of the first quarter of 2013 totaled US$69.1 million, a decrease of US$14.8 million from the prior quarter, driven by higher shipment and optimized production control. The Company strives to maintain an optimal inventory level and continues to diligently monitor and balance its inventories.

Cash and Cash Flow

As of March 31, 2013, the Company had cash and cash equivalents of US$102.3 million, and restricted cash of US$203.2 million. Operating cash outflow for the first quarter of 2013 increased to US$41.7 million, from US$41.1 million in the fourth quarter of 2012, primarily due to increased investment in solar projects and repayment of account payables.

Capital Expenditures

Capital expenditures in the first quarter of 2013 were US$18.7 million, as the Company continues to expand its R&D Center. The construction of the R&D Center expansion is expected to be completed and operational in the second half of 2013.

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Additional Company Updates Subsequent to First Quarter 2013

•	China Sunergy Attended 2013 SNEC 7th PV Power Expo in Shanghai, China, and Introduced New 1500V Module: the Company attended the SNEC 7th (2013) International Photovoltaic Power Generation Conference and Exhibition ("SNEC Expo") from May 13 to May 16, 2013 in Shanghai, China. The Company showcased new 1500V module, and exhibited its QSAR II270-60M module, Waratah 260-60P Poly module and double glass Poly module.

•	Turkey Plant Officially Begun to Accept Bulk Orders: the Company had signed a 2MW solar module supply contract for distributed roof-top projects in the Netherlands with Oskomera Solar Power Solutions B.V. (OSPS), one of the leading PV-system integrator for large scale photovoltaic (PV) projects, wholesales and high volume realization of residential systems in Europe. The company has shipped the first batch in June and will complete the remainder in July from its Turkey plant, which not only enables to meet the restricted delivery deadline, but also mitigate the provisional anti-dumping tariffs imposed by EU.

•	China Sunergy Starts to Ship from Turkey Plant: the Company began shipping solar modules from its plant in Istanbul, Turkey, and will deliver a total of approximately 6.4MW from mid-June to August 2013 to a well-known French customer. China Sunergy currently has a total production capacity of 100MW in solar cells and 300MW in solar modules at its Turkey facility. Being the Company's second largest production base, the plant will enhance the Company's global production chain and efficiently serve customers across Europe and globally.

•	China Sunergy Received Approval for Construction of 40MW Solar Project in Xinjiang Autonomous Region, China in June: the Company’s wholly-owned subsidiary, Hami Huiteng Solar Power Co., Ltd, has received approval from Xinjiang subordinate of the National Development and Reform Commission for the construction of a 40MW solar project located in Hami city, Xinjiang Autonomous Region, China. The project will be constructed in two phases of 20MW each and will be equipped with China Sunergy's high efficient poly modules.

•	Correction of Clerical Errors. The company’s annual report on the Form 20-F filed with the SEC on April 26, 2013 disclosed that CSUN Trading (Hong Kong) Co., Limited (“CSUN Trading”), was wholly owned by China Sunergy (Hong Kong) Co., Limited.(“Sunergy Hong Kong”), and China Sunergy (Nanjing) Co., Ltd. (“Sunergy Nanjing”) and Sunergy Hong Kong held 70% and 30% equity interest of China Sunergy (Yangzhou) Co., Ltd.(“Sunergy Yangzhou”), respectively, as of April 26, 2013. The above disclosures are clerical errors. CSUN Trading has become a company with 80% and 20% equity interest held by Sunergy Hong Kong and Sunergy Nanjing, respectively, since September 2012. Sunergy Nanjing and Sunergy Hong Kong held 30% and 70% equity interest of Sunergy Yangzhou, respectively, as of April 26, 2013, which remains unchanged as of today.

Business Outlook

Mr. Cai continued, “In light of the current market environment, we have determined that revenue growth, while desirable, is not our highest priority at this time. For the rest of 2013, we will continue to seek downstream opportunities and disciplined expansions in emerging markets. In addition, we are moving more production capacity to our Turkey plant, which will require time to reach full utilization. As a result, we made a decision to strategically lower our shipment outlook in 2013, while we aim to achieve higher gross margin and return to earning positive net income.”

For the second quarter of 2013, the Company estimates that total shipments will range between 100MW to 110MW. Gross margin for the second quarter of 2013 is expected to reach high single-digit level, based on the average Euro-US dollar exchange rate in June.

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For the full year 2013, the Company lowers its total shipment estimates to range between 500MW to 550MW, compared to the previous estimated range of between 550MW to 600MW.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

China Sunergy’s management will host an earnings conference call on Monday, July 1, 2013 at 8:00 a.m. Eastern Time (Monday, July 1, 2013 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the first quarter 2013, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	+65 6723 9381
China:	800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to First Quarter 2013 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 84232027.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.csun-solar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

The passcode for replay participants is: 84232027. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company’s activities; the Company’s customers’ financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except ADS and per ADS data)

	For the 3 months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

Sales to third parties	60,855	54,258	67,663
Sales to related parties	843	130	804
Total sales	61,698	54,388	68,467
Cost of goods sold	(61,435)	(56,416)	(67,739)
Gross profit	263	(2,028)	728
Operating expenses:
Selling expenses	(5,756)	(5,464)	(4,339)
General and administrative expenses	(7,628)	(33,146)	(12,067)
Research and development expenses	(1,854)	(1,724)	(2,369)
Total operating expenses	(15,238)	(40,334)	(18,775)
Income(loss) from operations	(14,975)	(42,362)	(18,047)
Interest expense	(7,454)	(7,203)	(6,384)
Interest income	1,557	1,274	631
Other income/(expenses), net	(3,007)	2,569	11,262
Changes in fair value of derivatives	1,410	(371)
Income(loss) before income tax	(22,469)	(46,093)	(12,538)
Income tax benefit(expense)	(460)	(24,444)	2,985
Net income(loss)	(22,929)	(70,537)	(9,553)
Less: non-controlling interest	(70)	(13)	-

Net income (loss) attributable to ordinary shareholders	(22,859)	(70,524)	(9,553)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	$(1.71)	$(5.27)	$(0.71)
Diluted	$(1.71)	$(5.27)	$(0.71)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In US$ ’000)

	For the 3 months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

Net income (loss)	(22,929)	(70,537)	(9,553)

Other comprehensive income	-	-	-
Foreign currency translation adjustments,
net of tax impact nil for the three months ended March 31, 2013, December 31, 2012 and March 31, 2012	(1,015)	1,314	662

Comprehensive income (loss)	(23,944)	(69,223)	(8,891)

Less:
Comprehensive loss attributable to noncontrolling interest	(70)	(13)	-
Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	(23,874)	(69,210)	(8,891)

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000)

	Mar 31, 2013	Dec 31, 2012

Assets
Current Assets
Cash and cash equivalents	102,293	183,312
Restricted cash	203,181	226,611
Accounts receivable, net	70,696	77,189
Other receivable, net	25,911	26,575
Project assets	17,891	4,761
Inventories, net	69,093	83,856
Advance to suppliers, net	6,193	5,320
Amount due from related parties	89,645	67,007
Current deferred tax assets	1,391	1,727
Restricted cash-collateral account	2,009	2,097
Other current assets	1,339	16
Total current assets	589,642	678,471
Property, plant and equipment, net	214,587	205,707
Prepaid land use rights	28,383	28,547
Deferred tax assets	6,439	5,455
Intangible assets	1,271	1,987
Other long-term assets	2,426	2,918
Total assets	842,748	923,085

Liabilities and equity
Current liabilities
Short-term bank borrowings	501,110	512,419
Accounts payable	119,093	128,347
Notes payable	20,932	38,496
Accrued expenses and other current liabilities	24,666	17,400
Income tax payable	1,598	338
Amount due to related parties	73,950	70,582
Collateral account payable	2,009	2,097
Convertible bond payable	1,500	1,500
Current defered tax libility	365	519
Total current liabilities	745,223	771,698
Long-term debt	91,120	122,859
Accrued warranty costs	17,857	17,164
Other liabilities	4,307	5,044
Total liabilities	858,507	916,765

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2012 and December 31, 2011.	27	27
Additional paid-in capital	187,225	185,367
Accumulated profit(deficit)	(237,446)	(214,587)
Accumulated other comprehensive income	34,507	35,523
Total equity attributable to China Sunergy Co. Ltd.	(15,687)	6,330
Non-controlling interests	(72)	(10)
Total equity	(15,759)	6,320
Total liabilities and equity	842,748	923,085

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Reconciliation of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(In US$ ’000)

	For the 3 months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

GAAP Gross Profit	263	(2,028)	728
Inventory Write Down	354	1,239	4,025
Non-GAAP Gross Proft	617	(789)	4,753

GAAP Net loss attributable to ordinary shareholders	(22,859)	(70,524)	(9,553)
Inventory Write Down	354	1,239	4,025
Bad Debts provision	162	26,124	5,885
Non-GAAP Net loss attributable to ordinary shareholders	(22,343)	(43,161)	357
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	$(1.67)	$(3.23)	$0.03
Diluted	$(1.67)	$(3.23)	$0.03

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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